5-1-02

FORM 6-K





02033111

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECEIVED
MAY - 9 2002
164

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002 – Enerplus Resources Fund – ***May 8 Wall Street Analyst Forum Presentation***

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................... No......X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date May 1, 2002 By



CHRISTINA MEEUWSEN
CORPORATE SECRETARY
(Signature)*

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.

SCHEDULE "A"

enerPLUS
RESOURCES FUND

the Energy of Enerplus

THE WALL STREET ANALYST FORUM

MAY 8, 2002

Disclaimer

enerPLUS
RESOURCES FUND

- Except for the historical and present factual information contained herein, the matters set forth in this presentation, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Enerplus disclaims any responsibility to update these forward-looking statements.
- All BOE figures calculated on a 6:1 basis.
- On June 21, 2001, Enerplus Resources Fund merged with EnerMark Income Fund. As the former unitholders of EnerMark held a 69% majority of trust units of the combined Fund, the merger is considered to be a reverse takeover from an accounting perspective. All of the historical financial, operational and statistical information (including comparative values) presented herein are that of EnerMark & Enerplus combined unless otherwise stated. Unit trading and cash distribution history is that of Enerplus Resources Fund only unless otherwise stated.
- All financial figures are in U.S. dollars using a US$0.64/CDN$1.00 exchange rate for the current year, unless otherwise stated.

ERF.un TSE ERF LISTED NYSE

Enerplus Resources Fund

enerPLUS RESOURCES FUND



ERF.un
TSE
ERF
LISTED
NYSE

- Canada's oldest and largest oil and natural gas income fund, established in 1985
- Employs over 400 people with an enterprise value of approximately $1.4 billion
- Currently the seventh largest Canadian oil and natural gas producer
- Operates or controls over 65% of its production
- Became the first Canadian income fund to list on the NYSE in November of 2000
- Managed by a wholly-owned subsidiary of Houston based El Paso Energy (EP, NYSE)

Canadian Oil & Gas Income Trust

enerPLUS RESOURCES FUND



ERF.un
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LISTED
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- Income Trust structure allows an investor to directly participate in the income stream of oil and natural gas properties
- Tax efficient, allowing oil and gas income to flow through to a publicly traded Trust with little or no corporate tax payable
- Provides regular monthly cash distributions to its Unitholders
- Focuses on maintaining a long-life reserves base to provide steady income for investors on a long-term basis
- Replenishes its asset base on an ongoing basis through property development and acquisitions

Structure of the Fund

enerPLUS RESOURCES FUND



ERF.un
ERF
LISTED
TSE
NYSE



Oil & Gas Revenues
Manager
Private Resource Corporation
Cash Flows
Income Fund Trust (TSE & NYSE Listed)
Monthly
$ Cash Distributions $
To Unitholders

Corporate Profile

enerPLUS RESOURCES FUND



ERF.un
ERF
LISTED
TSE
NYSE

▫ Current Market cap	$1.2 Billion
▫ Long-term Debt (@ Dec. 31, 2001)	$264.1 Million
▫ Units Outstanding	69.6 Million
▫ Production Outlook	61,000 BOE/day
% Crude oil & NGLs	43%
% Natural gas	57%
▫ Reserve Life Index (R/P ratio)	14 years
▫ Trading Symbol	
TSE, NYSE	ERF.un, ERF

Enerplus Combined Average Daily Production

enerPLUS RESOURCES FUND


ERF.un
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LISTED
NYSE


BARRELS OF OIL EQUIVALENT PER DAY
BOE/day
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
42,504
42,917
39,975
46,449
62,615
1997
1998
1999
2000
2001

Enerplus Combined Established Reserves

enerPLUS RESOURCES FUND


ERF.un
TSE
ERF
LISTED
NYSE


MILLION BARRELS OF OIL EQUIVALENT
MMBOE
350
300
250
200
150
100
50
0
195.3
207.2
229.0
321.8
312.4
RLI 12.6
RLI 14.2
RLI 13.5
RLI 13.7
RLI 14.0
1997
1998
1999
2000
2001

Commodity Mix

enerPLUS RESOURCES FUND



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Daily Production
(2002 Outlook)



57% Natural gas
23% Light oil
7% NGL
13% Medium and Heavy oil

Established Reserves
(at Dec. 31, 2001)



58% Natural gas
23% Light oil
6% NGL
13% Medium and Heavy oil

Canada's Largest Conventional Oil & Gas Income Fund

enerPLUS RESOURCES FUND



ERF.un
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Market Capitalization (Millions)
$1,200
$1,000
$800
$600
$400
$200
$0
Enerplus
ARC
Pengrowth
PrimeWest
NCE PetroFund
Shiningbank
Viking
NAL

2001 Combined Comparative Operating Metrics

enerPLUS
RESOURCES FUND


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	Enerplus	Peer Group
Average Daily Production (BOE)	62,615	28,717
Percentage Natural Gas	54%	51%
Operating Cost per BOE	$ 3.87	$ 4.24
G & A per BOE	$ 0.42	$ 0.61
Management Fee per BOE	$ 0.34	$ 0.40

* Peer group comprised of ARC Energy Trust, Enerplus Resources Fund, NAL Oil & Gas Trust, NCE Petrofund, Pengrowth Energy Trust, PrimeWest Energy Trust, Shiningbank Energy Income Fund and Viking Energy Royalty Trust

Sector Performance - Total Return*

enerPLUS
RESOURCES FUND


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AT DECEMBER 31

	Year 2000	Year 2001
Enerplus	68.4%	34.1%
ARC	50.4%	28.4%
Pengrowth	46.8%	-7.8%
PrimeWest	59.7%	-2.0%
NCE	92.9%	-9.9%
Shiningbank	80.4%	5.1%
Viking	58.0%	-1.4%
NAL	43.0%	33.4%

* Total return calculated using actual cash distributions paid in CDN$ during the calendar year plus or minus capital appreciation or depreciation

Enerplus Annual Cash Distribution History

enerPLUS RESOURCES FUND



ERF.un
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$/UNIT
$/Unit
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.64
1.48
1.90
3.33
3.49
$2.57 Average
1997
1998
1999
2000
2001

Enerplus Historical Performance

enerPLUS RESOURCES FUND



ERF.un
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LISTED
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JAN 1/92 TO MAR 31/02



Cumulative Distributions
Unit Price
30
25
20
15
10
5
0
Cumulative $25.65
$12.20
$16.43
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Enerplus vs TSE 300, & TSE Oil & Gas Producers Index

enerPLUS RESOURCES FUND



ERF.un
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LISTED
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JAN. 1/92 TO MAR. 31/02



O & G Prod. Index
Enerplus
TSE 300
(CDN$)
1000
900
800
700
600
500
400
300
200
100
0
$891.74
$303.29
$274.47
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Mar. 31/02

- *Using Enerplus Resources Fund unit price in CDN$ & reinvesting monthly cash distributions*

Weekly Trading Value – TSE & NYSE

enerPLUS RESOURCES FUND



ERF.un
TSE
ERF
LISTED
NYSE

(ENERMARK INCLUDED)



$70
$60
$50
$40
$30
$20
$10
$0
(Millions)
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
TSE
NYSE

- 2002 combined average daily trading value - $3.3 million
- 2002 combined average daily trading volume – 218,349 units

Taxation for U.S. Residents

enerPLUS RESOURCES FUND



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- Enerplus is a corporation, NOT an MLP and is treated like most other dividend paying corporations in the US
- Monthly cash payments are considered Dividend Income
  - Unitholders should receive a Form 1099 DIV from their broker
- Foreign tax credit representing the Canadian withholding tax amount can be claimed on an individual's income tax return where eligible
- As a corporation, Enerplus units are eligible investments for IRAs

Core Areas

enerPLUS RESOURCES FUND



ERF.un
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BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
1
North West Region
2
EDMONTON
Central Region
3
East Central Region
4
South Central Region
CALGARY
5
South East Region

Major Producing Property Profiles

enerPLUS RESOURCES FUND


ERF.un
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ERF
LISTED
NYSE

	Liquids bbls/day	Nat. Gas mcf/day	Total BOE/day	Average WI
Medicine Hat	710	28,051	5,385	80% Op
Joarcam	2,170	7,707	3,455	80% Op
Pembina 5 Way/South Buck Lake	2,350	1,506	2,601	100% Op
Deep Basin	519	9,501	2,103	9% Non-op
Progress	891	6,909	2,043	100% Op
Hanna/Garden Plains	-	10,898	1,817	90% Op
Benjamin	11	9,988	1,676	20% Non-op
Giltedge	1,546	597	1,646	100% Op
Valhalla	470	6,333	1,526	70% Op
Sylvan Lake	712	3,231	1,251	85% Op
Bashaw	66	6,708	1,184	80% Op
Kaybob	419	3,884	1,066	50% Op
			25,753	

- Twelve properties shown represents 41% of total production
- Enerplus operates 65% of its daily production

Investment Cycle – Commodity Market Timing

enerPLUS RESOURCES FUND


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Exploit/exit for value
Acquire
Commodity Prices
Time

Combined Capital Expenditure Activities

enerPLUS RESOURCES FUND


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LISTED
NYSE

THOUSANDS OF DOLLARS

	Net Acquisitions	Property Development
2000	$660,000	$44,300
2001	($640)	$101,300
2002	Focus	$83,200

2001 Drilling Activity

enerPLUS RESOURCES FUND


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NUMBER OF WELLS DRILLED

	Gross	Net
Crude Oil	144	52.3
Natural Gas	441	292.8
Dry & Abandoned	13	4.5
Total	598	349.6

Success Rate 99%

2002 Capital Expenditures Program

enerPLUS RESOURCES FUND



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- Planned capital expenditures $83.2 million
- Net initial incremental production
  - Oil (bbls/day) 3,485
  - Gas (mcf/day) 37,600
  - Total anticipated production (BOE/day) 9,750
- Production Development cost ($/BOE/day) $8,500

Bantry, Alberta

enerPLUS RESOURCES FUND



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- Enerplus WI: 90%

- Current net production 17.0 MMcf/day
- 2002 Capital Program
  - Drill 30 Milk River/Med Hat gas wells
  - Drill 7 Bow Island gas wells
  - Re-frac 12 Milk River/Med Hat gas wells
- Capital Expenditures $3.2 million
- Net Incremental production 3.3 MMcf/day
- On Stream Cost $5,800/BOE/day



6 miles

2002 infill wells

Bantry Production Profile

enerPLUS RESOURCES FUND


ERF.un
TSE
ERF
LISTED
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(MILLION CUBIC FEET PER DAY NATURAL GAS)
25.00
20.00
15.00
10.00
5.00
0.00
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Drilled 27
Infill wells,
Added Compression
Drill 37
Infill wells
Expected
Production
Profile
Drilled 66
Infill wells
Drilled 13
Infill wells
Drilled 32
Infill wells

Joarcam/Joseph Lake, Alberta

enerPLUS RESOURCES FUND


ERF.un
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ERF
LISTED
NYSE

- Enerplus WI: 80.0%

- Current net production 3,400 BOE/day
- Low decline, light oil production
- 2002 Capital Program
  - Drill 18 Viking oil wells
    11 wells drilled in Q1
  - Drill 5 Belly River gas wells
  - Recomplete 30 wells
  - Infrastructure and maintenance
- Capital Expenditures $13.3 million
- Net Incremental production 1,700 BOE/day
- On Stream Cost $7,800 BOE/day



- 2002 Infill wells
- Gas Plant
- Gas oil contact
- SES Pipeline

Commodity Price Risk Management

enerPLUS RESOURCES FUND


ERF.un
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- Enerplus has an on-going commodity price risk management program designed to provide levels of floor price protection in the event of adverse commodity price movements.
- Under the program, the Fund retains significant exposure to upside price movements.
- At April 10, 2002, *approximately* 6,675 bbls/day of the Fund's crude oil volumes were protected for the remainder of 2002, and another 1,500 bbls/day protected from July 01 to December 31, 2002
- At April 10, 2002, approximately 77 MMcf/day of natural gas volumes were protected until October 31, 2002.

3-Way Option Example WTI Oil Price ($US)

enerPLUS RESOURCES FUND


ERF.un
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SOLD
CALL
@ $27.00
PURCHASED
PUT
@ $19.50
SOLD
PUT
@ $16.00

- Proceeds from the sold "Call" and "Put" helps offset the cost of the purchased "Put"

3-Way Option Example
Price received for each barrel protected

enerPLUS RESOURCES FUND


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WTI OIL PRICE ($US)


ENERPLUS RECEIVES $27.00
CEILING PRICE
27.00
ENERPLUS RECEIVES
ACTUAL OIL PRICE
19.50
ENERPLUS RECEIVES $19.50
FLOOR PRICE
16.00
ENERPLUS RECEIVES THE ACTUAL
OIL PRICE PLUS $3.50

Cash Distribution Policy

enerPLUS RESOURCES FUND


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- Management and the Board of Directors monitor the Fund's distribution payouts taking into account cash flows, debt levels and spending plans
- Payout levels are adjusted in an effort to balance investor's desire for distributions while maintaining a strong balance sheet
- Debt repayment typically varies between 5 - 15% of total cash flows annually
- Cash distributions for the first quarter of 2002 were $0.44 per Unit prior to Canadian withholding taxes, representing a payout ratio of 82%

Sensitivity Analysis*

enerPLUS RESOURCES FUND


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Sensitivities	Change	Change in Annual Distribution Per Unit
WTI US$/bbl	$1.00	CDN$0.15
Gas CDN$/mcf	$0.10	CDN$0.07
Daily Production	1,000 BOE	CDN$0.06
US$/CDN$ Exch. Rate	$0.01	CDN$0.04
Interest Rate	1%	CDN$0.05

* Sensitivities are approximated only and may vary as commodity prices fluctuate outside of the Funds commodity price risk management instruments in place.

Summary

enerPLUS RESOURCES FUND


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- NYSE listing and El Paso affiliation enhances our access to broader US markets
- Balanced commodity mix
- Diverse asset base
- Strong balance sheet
- Above average Reserve Life Index
- Proven track record and management expertise

Analysts

enerPLUS RESOURCES FUND


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Company	Analyst	Phone	E-mail
CIBC World Markets	David Ramsey		
Canaccord Capital	Doug Sims	403-508-3806	simsd@telusplanet.net
Desjardins Securities	Josée Fradette	514-281-7383	josee.fradette@vmd.desjardins.com
Dundee Securities	Barb Betanski	416-350-3231	bbetanski@dundeesecurities.com
First Energy Capital Corp.	Pat Bryden	403-262-0622	pibryden@firstenergy.com
National Bank Financial	Dirk Lever	403-290-5620	dirk.lever@nbfinancial.com
BMO Nesbitt Burns	Gordon Tait	403-515-1501	gordon.tait@bmonb.com
Peters & Co. Limited	Brian Prokop	403-261-2232	bprokop@petersco.com
RBC Dominion Securities	Petro Panarites	416-842-7840	petro.panarites@rbcds.com
Raymond James	Roger Serin	403-509-0561	roger.serin@raymondjames.ca
Scotia Capital Markets	Brian Ector	403-213-7332	brian_ector@scotiacapital.com
TD Newcrest	Steve Larke	403-292-1204	steve.larke@tdsecurities.com

For More Information

enerPLUS RESOURCES FUND


ERF.un
TSE
ERF
LISTED
NYSE

- Please contact Enerplus Resources Fund Investor Relations department:
  - Toll free: 1-800-319-6462
  - E-mail: investorrelations@enerplus.com
  - Web site: www.enerplus.com